UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Table of Contents

Fortune Brands Home & Security Retirement Savings Plan

December 31, 2020 and 2019

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Fortune Brands Home & Security Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 and schedule of delinquent participant contributions for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2020.

Chicago, Illinois

June 25, 2021

Fortune Brands Home & Security Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust	$ 869,102	$ 772,484

Receivables
Company contributions	10,631	8,779
Participant contributions	180	85
Notes receivable from participants	10,310	10,784

Total receivables	21,121	19,648

NET ASSETS AVAILABLE FOR BENEFITS	$ 890,223	$ 792,132

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2020 and 2019

(Dollars in thousands)

	2020	2019
Additions
Change in Plan’s interest in Fortune Brands Home & Security, Inc. Defined Contribution Master Trust	$ 116,080	$ 149,553
Interest income on notes receivable from participants	558	504
Company contributions	25,677	22,822
Participant contributions	35,259	33,603
Rollover contributions	5,492	5,887

Total additions	183,066	212,369

Deductions
Benefits paid to participants	85,672	77,909

Net increase prior to transfers	97,394	134,460
Transfers to the Plan, net (See Note C)	697	36,846

NET INCREASE	98,091	171,306

Net assets available for benefits
Beginning of year	792,132	620,826

End of year	$ 890,223	$ 792,132

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

The following provides a brief description of the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Fortune Brands Home & Security Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan covering eligible employees of Fortune Brands Home & Security, Inc. (“Fortune Brands”) and its operating companies.  The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement.  The Plan is maintained by Fortune Brands and is intended to comply with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Fortune Brands Employee Benefits Committee serves as the Plan’s administrator (“Plan Administrator”).

Fortune Brands and each of its operating companies that participate in the Plan are referred to collectively as the “Companies” and individually as a “Company.”  Operating companies that participated in the Plan during the years ended December 31, 2020 and/or 2019 included: MasterBrand Cabinets, Inc.; Woodcrafters Home Products, LLC; Norcraft Companies, L.P.; Fortune Brands Global Plumbing Group, LLC (“GPG”); Moen Incorporated (“Moen”); Rohl LLC (“Rohl”); Victoria & Albert Bath LLC (“Victoria & Albert”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); Master Lock Company LLC (“Master Lock”); and Fiber Composites, LLC (“Fiberon”).

Victoria & Albert was acquired by a subsidiary of Fortune Brands in October 2017. Effective on January 1, 2019, certain employees of Victoria & Albert became eligible to participate in the Plan.  Fiberon was acquired by a subsidiary of Fortune Brands in 2018.  Effective on November 1, 2019, the assets, liabilities and account balances attributable to Fiberon salaried participants in the Fiber Composites, LLC 401(k) Plan were merged into the Plan, while the assets, liabilities and account balances attributable to hourly Fiberon participants in the Fiber Composites, LLC 401(k) Plan were merged into the Fortune Brands Home & Security, Inc. Hourly Employee Retirement Savings Plan (the “FBHS Hourly Plan”).

The Plan’s assets are held in the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the FBHS Hourly Plan, for investment purposes.  The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts.  Pursuant to the terms of the Plan, participants may make tax-deferred contributions and/or Roth 401(k) contributions of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code).  In 2020 and 2019, the sum of each participant’s annual tax-deferred contributions and Roth 401(k) contributions were limited by the Code to $19.5 and $19.0, respectively. During the year in which a participant attains age 50 (and in subsequent years), the participant may elect to make additional unmatched, pretax “catch up” contributions and/or Roth “catch up” contributions. In 2020 and 2019, participants that met this requirement were permitted to make “catch up” contributions of up to $6.5 and $6.0, respectively.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

The Plan permits participants to make after-tax contributions and also permits participants to elect to automatically switch to making after-tax contributions after reaching the dollar limitation on tax-deferred contributions and/or Roth 401(k) contributions. The sum of tax-deferred contributions, Roth 401(k) contributions, and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions and/or Roth 401(k) contributions may roll over balances from another eligible tax-qualified retirement plan or an individual retirement account into the Plan.  Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program.  Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above.  Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective contributions.  Therma-Tru provides a Qualified Nonelective Contribution (“QNEC”) to each of its eligible employees.

In 2020 and 2019, each of Fortune Brands, GPG, Moen, Victoria & Albert, Rohl, Master Lock and Therma-Tru made profit-sharing contributions on behalf of each of their eligible employees.  The profit-sharing contributions made by Therma-Tru were made to eligible participants in addition to QNEC contributions.

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to purchase shares of Fortune Brands Common Stock.  The Plan has designated the Fortune Brands Home & Security Common Stock Fund in the Plan as being held by an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan.  Participant account balances are increased by participant contributions, including rollovers, and Company contributions and decreased by the amount of withdrawals and distributions.  Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participant contributions and earnings on those contributions vest immediately.  QNECs and earnings on those contributions vest immediately.  For all Companies that provide a matching contribution, except for Rohl, vesting in the matching contribution and earnings on those contributions occurs upon on the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, and (6) after one year of service.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

Vesting in matching contributions made on behalf of Rohl employees prior to August 1, 2017 and earnings on those contributions occurs on the first of the following: (1) attainment of age 59-1/2; (2) termination of employment by reason of disability; (3) death; and (4) completion of five years of vesting service.  Vesting in matching contributions made by Fiberon employees prior to November 1, 2019 and earnings on those contributions occurs on the first of the following: (1) termination of employment by reason of disability; (2) death; and (3) completion of five years of vesting service.

Profit-sharing contributions vest according to varying schedules. For all Companies that provide profit-sharing contributions, except Therma-Tru, vesting in annual profit-sharing contributions and related earnings occurs upon the earliest occurrence of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of vesting service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault; and (6) for Fortune Brands employees that did not have a profit-sharing account balance as of December 31, 2016 and for Master Lock, GPG, Moen, Victoria & Albert, Rohl and Fiberon employees, after three years of service; for Fortune Brands employees that did have a profit sharing account balance as of December 31, 2016, according to the following schedules:

If terminated prior to December 31, 2017
Number of	Percentage
years of service	vested
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

If terminated on or after December 31, 2017
Number of	Percentage
years of service	vested
Less than 1	0%
1	20%
2	40%
3 or more	100%

Therma-Tru participants that are eligible to receive profit-sharing contributions in the Plan are 100% vested in profit-sharing contributions at all times.

Forfeitures

Forfeited non-vested accounts totaled $102 and $392 on December 31, 2020 and 2019, respectively.  These accounts are used to reduce future Company contributions or to pay Plan expenses.  Forfeitures were used to reduce Company contributions by $600 and $498 in 2020 and 2019, respectively. Forfeitures were used to pay $112 in Plan expenses during 2020 and no amounts were used to pay Plan expenses during 2019.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months.  The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance.  Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are distributed from a participant’s account upon death, retirement or other termination of employment and are payable in cash (generally, in a lump sum or installment payments and in some cases, in the form of an annuity) or rolled over (into a traditional or Roth IRA).  The Plan also permits in-service withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan.

CARES Act

In response to the ongoing financial impact to many employees, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) provided several relief provisions for tax-qualified retirement plans.  The Plan adopted several of these provisions during 2020, including (1) increasing the loan borrowing limit to $100 or 100% of a participants vested balance for loans between March 27, 2020 through September 23, 2020 ,  (2) for all new or existing plan loans, delaying for up to one year repayments due between March 27, 2020 and December 31, 2020, (3) permitting participants to take up to $100 in coronavirus related distributions by December 31, 2020, which are exempt from the 10% early withdrawal penalty and taxable over three years, and (4) waiving of the required minimum distribution payments for 2020.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

Investment Valuation

The Plan’s investments are reflected at fair value.  Fair value is defined as the price that would be received (i) to sell an asset, or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability.  Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Plan management uses the following methods and significant assumptions to estimate fair value of investments.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

The investments held by the Master Trust are valued as follows:

Interest bearing cash:  Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds:  Valued at the NAV of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value.  The NAV, as provided by the trustee, is based on the fair value of the underlying investments held by the funds less their liabilities.  As of December 31, 2020 and 2019, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV.  Participant transactions (purchases and sales) may occur daily.  Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock:  Valued at the closing price reported on the active market on which the security is traded.

Self-directed brokerage accounts:  Valued based on the underlying holdings which consist of similar investment types as those investments described above.  The valuation is consistent and in accordance with the valuation methods described above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Interest in Master Trust for the investments held in the Master Trust as of December 31, 2020 and 2019, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses was recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis.  Dividend income is accrued on the ex-dividend date.  Interest income is recorded on the accrual basis.  Net realized and unrealized appreciation, along with dividend income and interest income (excluding interest income on notes receivable from

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

participants) are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Master Trust. In addition, the Plan permits participants to have their proportional interest in dividends paid on stock held in the Fortune Brands Home & Security Common Stock Fund either distributed to them in cash or reinvested in that fund.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Administrative Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Fortune Brands Home & Security Inc. Defined Contribution Master Trust.  Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses are paid directly by the Plan’s suspense account.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the FBHS Hourly Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between Companies.  Effective May 30, 2019, hourly paid employees of Therma-Tru, along with their assets, liabilities and account balances, were transferred from the FBHS Hourly Plan to the Plan.  Effective on November 1, 2019, the assets, liabilities and account balances attributable to Fiberon salaried participants in the Fiber Composites, LLC 401(k) Plan were merged into the Plan. Total transfers to the Plan were $907 and $37,698 during the years ended December 31, 2020 and 2019, respectively.  Transfers from the Plan were $210 and $852 during the years ended December 31, 2020 and 2019, respectively.

NOTE D—INTEREST IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee.  The Plan and the FBHS Hourly Plan each have a divided interest in the Master Trust.  The value of the Plan’s interest is based on the beginning of the year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses.  Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis.

The Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets at December 31, 2020 and 2019 were as follows (in thousands):

	2020		2019
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
Investments, at fair value
Interest bearing cash	$ 136	$ —	$ 23,370	$ 18,723
Mutual funds	446,337	374,917	411,091	345,172
Collective trust funds	576,830	441,583	479,423	364,672
Common stock	36,605	32,644	32,367	28,808

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

	2020		2019
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
Self-directed brokerage accounts	20,906	19,958	15,751	15,092
Total investments	1,080,814	869,102	962,002	772,467

Other receivable	—	—	83	17

Total net assets of the Master Trust	$ 1,080,814	$ 869,102	$ 962,085	$ 772,484

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2020 and 2019, were as follows:

	2020	2019

Net appreciation in fair value	$ 129,011	$ 175,117
Interest income	142	538
Dividend income	14,777	12,424
Administrative expenses	(1,406)	(1,381)

Master Trust net investment income	$ 142,514	$ 186,698

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2020 and 2019:

	2020
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$136	$—	$—	$ 136
Mutual funds	446,337	—	—	446,337
Common Stock	36,605	—	—	36,605
Self-directed brokerage accounts	17,998	2,908	—	20,906

Total investments in the fair value hierarchy	$501,076	$2,908	$—	$503,984

Investments measured at NAV
Collective trust funds (a)				576,830
Total investments at fair value				$1,080,814

	2019
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$23,370	$—	$—	$ 23,370
Mutual funds	411,091	—	—	411,091
Common Stock	32,367	—	—	32,367
Self-directed brokerage accounts	13,340	2,411	—	15,751

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

	2019
	Level 1	Level 2	Level 3	Total
Total investments in the fair value hierarchy	$480,168	$2,411	$—	$482,579

Investments measured at NAV
Collective trust funds (a)				479,423
Total investments at fair value				$962,002

(a)

Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.  Redemption from these funds is permitted with 30-days’ notice and for one fund with 12 to 30 months’ notice.

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

In March 2020, the World Health Organization announced a global pandemic related to the novel coronavirus (“COVID-19”), triggering volatility in financial markets and a significant negative impact on the global economy. The Plan’s investments experienced volatility during 2020 in line with market conditions.  The continued economic impact of the COVID-19 pandemic is uncertain and any ongoing impact to the Plan cannot be estimated at this time.

NOTE F—TAX STATUS

On December 22, 2017, the Internal Revenue Service (“IRS”) has determined and informed the Plan by letter, that the Plan and related trust, as then designed, was in compliance with applicable sections of the Code.  The Plan has been amended and restated since receiving the determination letter.  However, the Plan Administrator believes that the Plan is currently designed and continues to be operated in compliance with the applicable requirements of the Code, and therefore, believe the Plan is qualified, and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  On December 22, 2020, the Plan applied to the IRS for a new determination letter, bu the IRS has not yet reviewed and approved the application.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

(Dollars in thousands)

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands Common Stock.

Fees have been paid to Fidelity by the Plan or the Plan Administrator for recordkeeping and investment management services for the years ended December 31, 2020 and 2019.

NOTE H—DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2020, the Company did not remit certain participant payments to the Plan on a timely basis as defined by Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions under ERISA.  Untimely remittances identified on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions totaled $7.  The Company intends to compensate participants for any lost earnings resulting from the delay in 2021.

NOTE I—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time.  Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

note J—Subsequent Events

Management of the Plan has evaluated subsequent events through June 25, 2021, which is the date the financial statements were available to be issued, and there were no material subsequent events that required recognition or additional disclosures in these statements.

Fortune Brands Home & Security Retirement Savings Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2020

(Dollars in thousands)

	(b) (c)		(e)
	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	value
*	Participants loans - Interest rates ranging from 3.25% to 7.50%		$10,310

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

Fortune Brands Home & Security Retirement Savings Plan

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2020

(Dollars in thousands)

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (*)	Contributions Not Corrected (a)	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and Prohibited Transaction Exemption 2002-51

$ 7	$ 7	$ —	$ —	$ —

*There were no late participant loan contributions. (a) Contributions and lost earnings will be deposited during 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

June 25, 2021	By:	/s/ Sheri R. Grissom
Sheri R. Grissom
Employee Benefits Committee of Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm